

02007149

4/1/2002

TC 315

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53164 |



FEB 27 2002


## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 9, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Global Equity Holdings, L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six Upton Pine Road
(No. and Street)

| Lebanon | New Jersey | 08833 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald K. Gross — (908) 236-7085
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Fischer & Company, P.A.
(Name — *if individual, state last, first, middle name*)

| 65 Madison Avenue, P.O. Box 2138 | Morristown | New Jersey | 07962-2138 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/1/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Donald K. Gross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Equity Holdings, L.L.C, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

AMY DIETEMAN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/2/2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**GLOBAL EQUITY HOLDINGS, L.L.C.**
**REPORT ON AUDIT OF FINANCIAL STATEMENTS**
**AND SUPPLEMENTAL INFORMATION**
**PURSUANT TO RULE 17a-5 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2001**

## Contents

O. DAVID FISCHER, CPA
SPENCER V. WISSINGER, CPA
ROBERT E. HARRISON, CPA
LAWRENCE GOTFRIED, CPA
THOMAS R. VREELAND, CPA


DAVID FISCHER & COMPANY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
65 MADISON AVENUE P.O. BOX 2138 MORRISTOWN, NEW JERSEY 07962-2138
TEL: 973.267.1414 FAX: 973.326.9157 EMAIL: DF-CO@IX.NETCOM.COM

## INDEPENDENT AUDITORS' REPORT

To the Member
Global Equity Holdings, L.L.C.
Lebanon, New Jersey

We have audited the accompanying statement of financial condition of Global Equity Holdings, L.L.C. as of December 31, 2001 and the related statements of operations, changes in member's equity, and cash flows for the period January 9, 2001 (date of commencement of operations) to December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Global Equity Holdings, L.L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Equity Holdings, L.L.C. as of December 31, 2001 and the results of its operations and its cash flows for the period January 9, 2001 (date of commencement of operations) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of supplemental analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Fischer & Company, P.A.

Morristown, New Jersey
February 12, 2002

**GLOBAL EQUITY HOLDINGS, L.L.C.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2001**

## Assets

| | | |
|---|---|---|
| Cash (note 2) | $ | 12,699 |
| Prepaid expenses | | 855 |
| Total assets | $ | 13,554 |

## Liabilities and Member's Equity

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable and accrued expenses to non-customers | $ | 4,161 |
| Total liabilities | | 4,161 |
| Member's equity (notes 3 and 4) | | 9,393 |
| Total liabilities and member's equity | $ | 13,554 |

The accompanying notes are an integral part of the financial statement.

**GLOBAL EQUITY HOLDINGS, L.L.C.**
**STATEMENT OF OPERATIONS**
**FOR THE PERIOD**
**JANUARY 9, 2001 (DATE OF COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 2001**

| | |
|---|---|
| Revenue | |
| Administrative fees from affiliate (note 5) | $ 10,471 |
| Expenses | |
| Accounting fees | 4,089 |
| Auditing fees | 3,500 |
| Professional fees | 9,080 |
| Telephone and internet expense | 556 |
| Dues, subscriptions and seminars | 649 |
| Total expenses | 17,874 |
| Loss from operations | (7,403) |
| Other income (expense) | |
| Interest income | 195 |
| Organization expense | (17,911) |
| Total other income (expense) | (17,716) |
| Net loss | $ (25,119) |

The accompanying notes are an integral part of the financial statement.

**GLOBAL EQUITY HOLDINGS, L.L.C.**
**STATEMENT OF MEMBER'S EQUITY**
**FOR THE PERIOD**
**JANUARY 9, 2001 (DATE OF COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 2001**

| | | |
|---|---|---|
| Member's equity January 1, 2001 | $ | - |
| Members' contribution (note 3) | | 34,512 |
| Net loss | | (25,119) |
| Member's equity December 31, 2001 | $ | 9,393 |

The accompanying notes are an integral part of the financial statement.

**GLOBAL EQUITY HOLDINGS, L.L.C.**
**STATEMENT OF CASH FLOWS**
**FOR THE PERIOD**
**JANUARY 9, 2001 (DATE OF COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 2001**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (25,119) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Changes in operating assets and liabilities: | |
| Prepaid expenses | (855) |
| Accounts payable and accrued expenses | 4,161 |
| Total adjustments to net loss | 3,306 |
| Net cash used in operating activities | (21,813) |
| Cash flows from financing activities: | |
| Capital Contribution | 34,512 |
| Net cash provided by financing activities | 34,512 |
| Net increase in cash | 12,699 |
| Cash - beginning | - |
| Cash - ending | $ 12,699 |

The accompanying notes are an integral part of the financial statement.

**GLOBAL EQUITY HOLDINGS, L.L.C.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2001**

## 1. Organization and Nature of Operations

Global Equity Holdings, L.L.C. ("Global"), a single member limited liability company, was formed on May 22, 2000 in the state of New Jersey and began operations on January 9, 2001. Global is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Global provides administrative services for investment managers and financial institutions and assistance in maintaining client relations. Global receives, as revenue, administration fees it charges to managers and institutions.

Global does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

## 2. Summary of Significant Accounting Policies

### a. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

### b. Income Taxes

Global is a limited liability company. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes. Taxes, if any, are the responsibility of the sole member.

### c. Revenue

Global records administrative fees revenue when earned.

## 3. Formation of Global

Global was formed on May 22, 2000 with operations commencing on January 9, 2001. Global was formed by its sole member, with a capital contribution of $34,512.

## 4. Net Capital Requirements

Global is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2001, Global had net capital of $8,334, which was $3,334 in excess of its required minimum net capital of $5,000. Global's net capital ratio was .50 to 1.

**5. Related Party Transactions**

The sole member owns a fifty percent (50%) interest in Dunbar Capital Management, L.L.C. ("Dunbar"). Global received all of its revenue of $10,471 in 2001 from Dunbar.

# GLOBAL EQUITY HOLDINGS, L.L.C.
# SUPPLEMENTAL INFORMATION
# REQUIRED BY RULE 17a-5 OF
# THE SECURITIES AND EXCHANGE ACT OF 1934

**GLOBAL EQUITY HOLDINGS, L.L.C.**
**SUPPLEMENTAL INFORMATION - SCHEDULE I**
**DECEMBER 31, 2001**

**Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934:**

| | | |
|---|---|---|
| Total member's equity: | $ | 9,393 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Prepaid expenses | | (855) |
| Sub-total of deductions and/or charges | | (855) |
| Haircut on proprietary positions and commitments: | | |
| (2%) haircut of cash in money market funds | | (204) |
| Sub-total of haircut on proprietary positions and commitments | | (204) |
| Net capital | $ | 8,334 |
| Aggregate Indebtedness | | |
| Accounts payable and accrued expenses to non-customers | | 4,161 |
| Total aggregate indebtedness | $ | 4,161 |
| Computation of Basic Net Capital Requirement: | | |
| Minimum net capital required (.0667 of aggregate indebtedness) | $ | 278 |
| Minimum dollar requirement | | 5,000 |
| Net capital requirement (greater of minimum net capital or dollar requirement) | | 5,000 |
| Excess net capital | $ | 3,334 |
| Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness) | $ | 7,918 |
| Percentage of aggregate indebtedness to net capital | | 50.0% |
| Ratio: aggregate indebtedness to net capital | | .50 to 1 |

**GLOBAL EQUITY HOLDINGS, L.L.C.**
**SUPPLEMENTAL INFORMATION - SCHEDULE I**
**DECEMBER 31, 2001**

There are no material differences between the computation of net capital computed on Schedule 1 and as reported by Global Equity Holdings, L.L.C. in part II-A of its revised Focus Report as of December 31, 2001.

GLOBAL EQUITY HOLDINGS, L.L.C.
SUPPLEMENTAL INFORMATION - SCHEDULE II
DECEMBER 31, 2001

Statement of non-allowable assets:

| | |
|---|---|
| Prepaid expenses | $ 855 |
| | $ 855 |

Statement of haircut on proprietary positions and commitments:

| | |
|---|---|
| 2% haircut of cash in money market funds | $ 204 |
| | $ 204 |

O. David Fischer, CPA

Spencer V. Wissinger, CPA

Robert E. Harrison, CPA

Lawrence Gotfried, CPA

Thomas R. Vreeland, CPA



Certified Public Accountants and Business Consultants
65 Madison Avenue P.O. Box 2138 Morristown, New Jersey 07962-2138
Tel: 973.267.1414 Fax: 973.326.9157 Email: df-co@ix.netcom.com

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To the Member
Global Equity Holdings, L.L.C.
Lebanon, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Global Equity Holdings, L.L.C. ("Global") for the period January 9, 2001 (date of commencement of operations) to December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Global that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because Global does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Global in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of Global is responsible for establishing and maintaining an internal accounting control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Global has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

O. DAVID FISCHER, CPA
SPENCER V. WISSINGER, CPA
ROBERT E. HARRISON, CPA
LAWRENCE GOTFRIED, CPA
THOMAS R. VREELAND, CPA

DAVID FISCHER & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
65 MADISON AVENUE P.O. BOX 2138 MORRISTOWN, NEW JERSEY 07962-2138
TEL: 973.267.1414 FAX: 973.326.9157 EMAIL: DF-CO@IX.NETCOM.COM

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**
**(CONTINUED)**

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Global's practices and procedures were adequate as of December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management and the Securities and Exchange Commission, National Association of Securities Dealer, Inc. and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

David Fischer & Company, P.A.

Morristown, New Jersey
February 12, 2002